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                                                               Exhibit (a)(1)(e)

                                     FORM OF

                          PROMISE TO MAKE CASH PAYMENT

Dear [Employee],

         In exchange for your agreement to amend your outstanding stock options to purchase shares of Tenneco Inc. ("Tenneco") common stock as indicated by your election form, Tenneco hereby promises to pay you a cash payment equal to the revised option price minus the option price, multiplied by the number of options with respect to which you have elected to participate in the offer, in each case as set forth in the attached addendum. Any such payment will be paid, less applicable tax withholding, on the first payroll date following January 1, 2008. The payments due to you are shown on the attached schedule.

         This Promise to Make Cash Payment is subject to the terms and conditions of the offer as set forth in: (1) the Offer to Amend Certain Options;
(2) the email from Rex Abercrombie, Vice President, Compensation & Benefits, dated September 25, 2007; (3) the election form; and (4) the withdrawal form (collectively, the "Offer Documents"), all of which are incorporated herein by reference. This Promise to Make Cash Payment and the Offer Documents reflect the entire agreement between you and Tenneco with respect to this transaction. This Promise to Make Cash Payment may be amended only by means of a writing signed by you and an authorized officer of Tenneco. This Promise to Make Cash Payment may not be transferred or assigned by you without the express written consent of Tenneco.

TENNECO INC.

By:
Date:
Title: